SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] No. 35.300.157.770

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

Companhia de Bebidas das Américas - Ambev hereby informs that, in the Extraordinary General Shareholders’ Meeting held on April 27, 2012, shareholders approved a capital increase in the maximum amount of R$ 432,285,051.62, upon private issuance of up to 4,264,064 new common shares and up to 3,328,579 new preferred shares, at the issuance price of R$51.56 for each common share and R$63.82 for each preferred share, which, pursuant to article 170, paragraph first, item III, of Law n. 6,404/76, correspond to the closing prices of the Company’s shares on January 31, 2012, the date on which the Company earned the tax benefit deriving from the partial amortization of the Special Premium Reserve – IN 319/99 for the fiscal year of 2011, pursuant to the Article 7 of CVM Ruling n. 319/99.

The capital increase shall be acknowledged and ratified upon subscription of shares which issuance price correspond the minimum amount R$ 258,917,804.06.

The new shares issued shall be of the same type and grant its holders the same rights they were already entitled to, including dividends, interest on shareholders’ equity and any shareholders’ return which may be approved by the Company, after the acknowledgment and ratification of actual subscriptions, by the Board of Directors.

From the maximum total amount of the capital increase, 3,157,419 common shares and 1,506,131 preferred shares, which issuance price equals to the total amount of R$ 258,917,804.06, shall be subscribed by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A. (“ABI’s Subsidiaries”), and paid in through the capitalization of 70% of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the fiscal year of 2011.

Pursuant to the terms of article 171 of Law n. 6,404/76, shareholders shall be granted preemptive rights for the subscription of the new shares to be issued in connection with the capital increase, in accordance with the following conditions:

I.                   Preemptive rights and subscription period: shareholders, within their respective equity stakes on April 27, 2012, after market closing, may exercise their preemptive rights in the Company’s capital increase during a 30-day period, from May 3, 2012 until June 1st, 2012, including the latter.

Since the new shares will not be registered under the Securities Act of 1933, the right to subscribe such shares may not be offered nor sold neither in the United States of America nor to U.S. citizens.

Notwithstanding the preceding paragraph, any shareholder interested in negotiating subscription rights may do so from April 30, 2012 until May 24, 2012, provided that such shareholder whose shares are held in custody with Banco Bradesco S.A. (“Banco Bradesco”) requests from such institution the respective assignment bulletin, which shall be issued by Banco Bradesco, or instruct a stock broker to negotiate it directly on the stock exchanges.

Upon issuance of the corresponding assignment bulletin as well as the consummation of such assignment of rights, the assignor must execute the overleaf of the referred bulletin and have the signature duly notarized.

Shareholders whose shares are held in custody at the “Central Depositária de Ativos da BM&FBOVESPA” must contact their custody agents.

The subscription rights for unsubscribed shares may be assigned along with the preemptive rights in the capital increase.

II.                Subscription Percentage: the corresponding preemptive rights, based on the maximum number of shares to be issued in the capital increase (4,264,064 common shares and 3,328,579 preferred shares), may be exercised by the Company’s shareholders in the proportion of 0.243573773% of their respective equity stake held on April 27, 2012, after market closing, excluding treasury shares.

The fractions of shares issued by the Company, resulting from the exercise of preemptive rights shall be disregarded for purposes for exercise of such rights and shall be combined in whole numbers and be part of the unsubscribed shares, subject to subscription by shareholders who indicated their interest for unsubscribed shares, during the subscription period.

III.             Ex-Subscription Rights Trading: As from April 30, 2012 and including such date, shares issued by the Company shall be traded ex-subscription rights.

IV.             Payment: the payment for subscribed shares shall be carried out in local currency, in full, upon its subscription, exception made to the shares subscribed by the ABI’s Subsidiaries, which shall be paid in through the through the capitalization of 70% of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the fiscal year of 2011, pursuant to article 7 of CVM Ruling n. 319/99.

For payment in local currency, subscription rights may be exercised at any agency of Banco Bradesco, upon payment of the corresponding subscription amount and completion of the respective bulletin, which shall be at shareholders’ disposal as from May 3, 2012.

V.                Unsubscribed Shares: After the abovementioned subscription period, the Company may distribute the unsubscribed shares among the shareholders who indicated their decision, in the subscription bulletin, to subscribe for such unsubscribed shares within their respective stake, or, after the distribution of the unsubscribed shares, partially acknowledge and ratify the subscription of shares of the capital increase, provided that the amount subscribed is equal to or greater than the minimum amount of R$258,917,804.06, upon the issuance of 3,157,419 new common shares and 1,506,131 new preferred shares.

In the event of distribution of unsubscribed shares, shareholders who indicated their decision, in the subscription bulletin, to subscribe for such unsubscribed shares shall have the term of 2 business days, as from the notice published by the Company, to subscribe and pay, upon subscription, in local currency, for the distributed shares.

VI.             Partial Acknowledgement and Ratification: In the event of partial acknowledgment and ratification of this capital increase, pursuant to article 30 of CVM Ruling n. 400/03, shareholders who subscribed new shares shall have the right to withdraw such subscription during a 30-day period and the Board of Directors shall verify the actual subscription of shares, proceeding with the filing of the relevant resolution with the Registrar of Companies (Law No. 6,404/76, Article 166).  The credit of subscribed shares shall occur on the day following the referred Board of the Directors’ Meeting.

For any questions regarding the matters dealt with in this Notice, please contact the Company’s Investor Relations Department at (55-11) 2122-1415 or ir@ambev.com.br.

São Paulo, April 27, 2012.

Nelson José Jamel

Investor Relations’ Officer

Companhia de Bebidas das Américas – Ambev

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer